Form 51-902F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PMI VENTURES LTD.
Suite 511 - 475 Howe Street
Vancouver, British Columbia V6C 2B3

Item 2	Date of Material Change

May 6, 2004

Item 3	News Release

A news release issued under section 7.1 of National Instrument 51-102 announcing the material change described below was transmitted to CCN Matthews Newswire Service on May 6, 2004 for public dissemination. The news release was filed via SEDAR on May 6, 2004.

Item 4	Summary of Material Change

PMI Ventures Ltd. (the "Company") [TSX Venture:PMV] is pleased to announce that it has completed the buyout of the Fromenda Concession, one of nine concessions that comprise the Ashanti II Gold Project located along the axis of the Asankrangwa Gold Belt in southwestern Ghana.

Item 5	Full Description of Material Change

PMI Ventures Ltd. (the "Company") [TSX Venture: PMV] , is pleased to announce that it has completed the buyout of the Fromenda Concession, one of nine concessions that comprise its Ashanti II Gold Project located along the axis of the Asankrangwa Gold Belt in southwestern Ghana.

Transfer of the entire interest of Fromenda Limited in the concession was completed in the name of Adansi Gold Company (Gh) Ltd., the 100% owned Ghanaian registered subsidiary of the Company. All necessary governmental approvals have been obtained and the transfer has been completed.

Final consideration paid was US$229,000, comprising the balance of the original purchase price of US$250,000 less quarterly advance payments completed to date, and pursuant to the terms of the underlying agreement between Goknet Mining Company Limited and Fromenda Limited, both of Accra, Ghana.

Upon the full exercise of the Option Agreement between the Company and Goknet, anticipated to occur in January 2006, Goknet would then elect to retain either a 15% joint venture interest in the concession; or a 4% net smelter royalty of which 50% is subject to a buy back option on behalf of the Company. The Government of Ghana retains the right to a 10% non – participating interest.

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Work programs completed to date on the Fromenda, and the other concessions that make up the Project, have outlined significant, widely spaced areas of gold mineralization. Recent survey results from the ongoing 3DIP program on the Fromenda concession have outlined a 500 metre long, high priority drill target located on strike and between our L17N gold zone (values to 2.4g/t Au over 18.5 metres) and the old Adeade Gold mine which was developed by adits on two levels circa 1934 and which is still being actively mined by local galamsey.

Final assays have also been received for the first 8 holes of the current program. Drill holes 04FBDDH011 to 13, and 17 to 18 were drilled to test strong 3DIP anomalies located along the eastern margin of the Fromenda concession. Strong disseminated sulfide mineralization in tuffaceous sediments was intersected and fully account for the observed IP responses, however no significant gold assays were obtained.

Drill hole 04FBDDH014 was collared on section 19+60N at 9700E to test a strong circular 3DIP high and gold in soil anomaly located adjacent to and southwest of the Main gold mineralized zone. Due to drilling problems, the hole was abandoned at 119 metres, 50 metres short of the target. This target will be re-evaluated on receipt of the final 3DIP survey data. Drill holes 04FBDDH015 and 16 were drilled to test a second order 3DIP anomaly located to the west of the L17N gold zone. No significant assays were noted in hole 15, however in hole 16, the interval from 64.0 metres to 71.45 metres graded 0.58 g/t Au suggesting a downward extension of the gold mineralization previously noted in hole 03FBDDH11.

Completion of the current phase of drilling will occur upon receipt of the final 3DIP survey results, anticipated by early June.

Douglas R. MacQuarrie, P.Geo. (B.C.), the VP of Exploration for the Company and Goknet Mining Company Limited, supervised and directed all work associated with the drilling program. Sample analyses were conducted by SGS Analabs in Bibiani, Ghana utilising industry standard 50g fire assay techniques, with atomic absorption finish. The QA program consists of random blanks and standards inserted into the sample stream, and cross checking of randomly selected duplicate samples assayed at independent laboratories.

Item 6	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted from this Report on the basis that the Company believes that such information should remain confidential.

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Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this Report is:

Kim Evans, CGA, CFO & Corporate Secretary
Telephone: 604-682-8089
Facsimile: 604-682-8094
e-mail: info@westafricangold.com

Item 9	Date of Report

DATED at Vancouver, British Columbia, this 23rd day of August, 2004.

PMI VENTURES LTD.

"Kim Evans"

Kim Evans, CGA CFO & Corporate Secretary

PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 681-8069 Fax: (604) 682-8094

News Release #04-08	TSX Venture: PMV
May 6, 2004	Issued & Outstanding: 23,475,397
Fully Diluted: 32,800,221

PMI VENTURES LTD. PURCHASES FROMENDA CONCESSION, GHANA

PMI Ventures Ltd. (the "Company") [TSX Venture: PMV], is pleased to announce that it has completed the buyout of the Fromenda Concession, one of nine concessions that comprise its Ashanti II Gold Project located along the axis of the Asankrangwa Gold Belt in southwestern Ghana.

Transfer of the entire interest of Fromenda Limited in the concession was completed in the name of Adansi Gold Company (Gh) Ltd., the 100% owned Ghanaian registered subsidiary of the Company. All necessary governmental approvals have been obtained and the transfer has been completed.

Final consideration paid was US$229,000, comprising the balance of the original purchase price of US$250,000 less quarterly advance payments completed to date, and pursuant to the terms of the underlying agreement between Goknet Mining Company Limited and Fromenda Limited, both of Accra, Ghana.

Upon the full exercise of the Option Agreement between the Company and Goknet, anticipated to occur in January 2006, Goknet would then elect to retain either a 15% joint venture interest in the concession; or a 4% net smelter royalty of which 50% is subject to a buy back option on behalf of the Company. The Government of Ghana retains the right to a 10% non – participating interest.

Work programs completed to date on the Fromenda, and the other concessions that make up the Project, have outlined significant, widely spaced areas of gold mineralization. Recent survey results from the ongoing 3DIP program on the Fromenda concession have outlined a 500 metre long, high priority drill target located on strike and between our L17N gold zone (values to 2.4g/t Au over 18.5 metres) and the old Adeade Gold mine which was developed by adits on two levels circa 1934 and which is still being actively mined by local galamsey.

Final assays have also been received for the first 8 holes of the current program. Drill holes 04FBDDH011 to 13, and 17 to 18 were drilled to test strong 3DIP anomalies located along the eastern margin of the Fromenda concession. Strong disseminated sulfide mineralization in tuffaceous sediments was intersected and fully account for the observed IP responses, however no significant gold assays were obtained.

Drill hole 04FBDDH014 was collared on section 19+60N at 9700E to test a strong circular 3DIP high and gold in soil anomaly located adjacent to and southwest of the Main gold mineralized zone. Due to drilling problems, the hole was abandoned at 119 metres, 50 metres short of the target. This target will be re-evaluated on receipt of the final 3DIP survey data. Drill holes 04FBDDH015 and 16 were drilled to test a second order 3DIP anomaly located to the west of the L17N gold zone. No significant assays were noted in hole 15, however in hole 16, the interval from 64.0 metres to 71.45 metres graded 0.58 g/t Au suggesting a downward extension of the gold mineralization previously noted in hole 03FBDDH11.

2

Completion of the current phase of drilling will occur upon receipt of the final 3DIP survey results, anticipated by early June.

Douglas R. MacQuarrie, P.Geo. (B.C.), the VP of Exploration for the Company and Goknet Mining Company Limited, supervised and directed all work associated with the drilling program. Sample analyses were conducted by SGS Analabs in Bibiani, Ghana utilising industry standard 50g fire assay techniques, with atomic absorption finish. The QA program consists of random blanks and standards inserted into the sample stream, and cross checking of randomly selected duplicate samples assayed at independent laboratories.

On behalf of the Board,

"Laurie Sadler"

Laurie Sadler
President

For more information please contact:

Laurie Sadler	or	Warwick G. Smith or Larry Myles
President		VP Shareholder Communication
Telephone: (604) 682-8089
Toll-Free: 1 888 682-8089
Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.westafricangold.com and Goknet Mining Company website at www.goknet.net

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.